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                             May 26, 2021

       Chu Chiu Kong
       Chief Executive Officer
       XPAC Acquisition Corp.
       55 West 46th Street, 30th floor
       New York, NY 10036

                                                        Re: XPAC Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2021
                                                            File No. 333-256097

       Dear Mr. Kong:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors, page 41

   1. We note your risk factor disclosure on page 78 discloses that your warrant agreement has an exclusive forum
clause which shall be applicable to any action, proceeding or claim against you arising out
of or relating in any way to the warrant agreement, including under the Securities Act, but
that such provision will not apply to suits brought to enforce any liability or duty
created by the Exchange Act. Please ensure that the forum selection provision in Section
9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly or advise
us how you will make future investors aware of the provision   s
                                                        limited applicability.
 Chu Chiu Kong
FirstName  LastNameChu
XPAC Acquisition  Corp. Chiu Kong
Comapany
May        NameXPAC Acquisition Corp.
     26, 2021
May 26,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction